                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                     ---------------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                       CENTURY PROPERTIES GROWTH FUND XXII
                       (Name of Subject Company (Issuer))


                        AIMCO PROPERTIES, L.P. -- OFFEROR
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))


                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:

                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

---------------------------------------------------------- --------------------------------------------------------
Transaction Valuation*                                     Amount of Filing Fee
---------------------------------------------------------- --------------------------------------------------------
$9,341,341.50                                              $860
---------------------------------------------------------- --------------------------------------------------------

    * For purposes of calculating the fee only. This amount assumes the purchase of 37,216.50 units of limited partnership interest of Century Properties Growth Fund XXII for $251.00 per unit. Pursuant to Rule 0-11 under the Exchange Act of 1934, the filing fee equals $92 per $1,000,000 (prorated for amounts less than $1,000,000). The filing fee is calculated by multiplying the aggregate offering amount by .000092.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                     Filing Party:
                                   ----------                       -----------

         Form or Registration No.:                   Date Filed:
                                   ----------                       -----------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.    [ ] going-private transaction
                                                                    subject to Rule 13e-3.

         [ ] issuer tender offer subject to Rule 13e-4.         [ ] amendment to Schedule 13D
                                                                    under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of Century Properties Growth Fund XXII, a California limited partnership, at a price of $251.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated May 7, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits 1, 2 and 3, respectively.

         The information in Exhibits 1-3, 5 and 6 is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO.

         Neither AIMCO Properties, L.P. nor any of the people or entities listed on Annex I to the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was, during the last five years, a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

================================================================================

Item 12.   Exhibits.

1 Offer to Purchase limited partnership units of Century Properties Growth Fund XXII, dated May 7, 2002.

2 Letter of Transmittal and related instructions, dated May 7, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit
         (1)(a)).

3        Acknowledgement and Agreement, dated May 7, 2002.

4 Letter, dated May 7, 2002, from AIMCO Properties, L.P., to the limited partners of Century Properties Growth Fund XXII.

5 Third Amended and Restated Credit Agreement (Secured Revolving Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

6 Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002, is incorporated herein by this reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 7, 2002
                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                      (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President


                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION
-----------   -----------
     1        Offer to Purchase limited partnership units of Century Properties
              Growth Fund XXII, dated May 7, 2002.

     2        Letter of Transmittal and related instructions, dated May 7, 2002
              (included as Annex II to the Offer to Purchase attached as Exhibit
              (1)(a)).

     3        Acknowledgement and Agreement, dated May 7, 2002.

     4 Letter, dated May 7, 2002, from AIMCO Properties, L.P., to the limited partners of Century Properties Growth Fund XXII.

     5        Third Amended and Restated Credit Agreement (Secured Revolving
              Credit Facility), dated as of November 6, 2001, by and among AIMCO
              Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management
              Company, Bank of America, N.A., Fleet National Bank, and First
              Union National Bank. (Exhibit 10.1 to AIMCO Properties, L.P.'s
              Quarterly Report on Form 10-Q for the quarter ended September 30,
              2001, filed on November 14, 2001, is incorporated herein by this reference).

     6        Annual Report of AIMCO Properties, L.P. for the year ended
              December 31, 2001 filed on Form 10-K405 on April 1, 2002, is incorporated herein by this reference.